EXHIBIT 1.3

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance, financial condition and cash flows of Alderon Iron Ore Corp. for the year ended December 31, 2012. In this MD&A, “Alderon”, the “Company”, “we”, “us” or “our” mean Alderon Iron Ore Corp. and its subsidiaries. This MD&A should be read in conjunction with the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011. This MD&A is prepared as of March 21, 2012.

All amounts in this MD&A are presented in Canadian dollars, except for share and option data and where otherwise indicated.

Responsibility of financial reports

Management is responsible for the preparation and integrity of financial reports, as well as for the maintenance of appropriate information systems, procedures and internal controls and for ensuring that information used internally or disclosed externally, including our consolidated financial statements and MD&A, is complete and reliable. The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. Our Board of Director’s Audit Committee meets with management quarterly to review the consolidated financial statements and the MD&A and to discuss other financial, operating and internal control matters.

Our consolidated financial statements as of and for the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Consequently, all comparative financial information presented in this MD&A reflects the consistent application of IFRS.

Alderon’s exploration work on the Kami Project, as defined below, is supervised by Edward Lyons, P.Geo., the Company’s Chief Geologist and a Qualified Person, as defined by National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). Except as otherwise indicated, Mr. Lyons has reviewed and approved the technical information contained in this MD&A. Mr. Lyons is a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia and the Professional Engineers and Geoscientists of Newfoundland and Labrador as a registered Professional Geoscientist.

Forward-looking information

This MD&A contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this MD&A include, but is not limited to, statements with respect to: (i) the estimation of mineral reserves and inferred and indicated mineral resources; (ii) permitting time lines; (iii) the sufficiency of working capital; (iv) requirements for additional capital; (v) development, construction and production timelines; (vi) the completion and timing of the environmental assessment process; (vii) the negotiation and conclusion of infrastructure contracts; (viii) the use of financing proceeds; and (ix) the results of our feasibility study (the “Feasibility Study”), including statements about future production, future operating and capital costs, the projected internal rate of return (“IRR”), net present value (“NPV”), payback

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

period, construction timelines and production timelines for the Kami Property (as defined below); and (x) forecasts for future expenditures.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this MD&A is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined below) in the short- and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, these assumptions may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property (as defined below), risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property (as defined below) may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, and environmental risks. Also, see "Risk factors" in this MD&A and “Risk factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this MD&A.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information, and readers should also carefully consider the matters discussed under the heading "Risk factors" in this MD&A and “Risk factors” in the AIF.

Note to investors in the United States regarding resource estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States (“US”) securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by US companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under US standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by US standards in documents filed with the SEC. US investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by US companies subject to the reporting and disclosure requirements of the SEC.

Description of business and overview

Alderon is a company engaged in the acquisition, exploration and development of mineral resource properties. Currently, the Company is conducting iron ore exploration and evaluation activities related entirely to its Canadian properties located in western Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All exploration, evaluation, development and other activities associated with the Kami Property are referred to as the Kami Project.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

The Company’s common shares are listed on both the Toronto Stock Exchange, under the symbol “ADV” and on the NYSE MKT, under the symbol “AXX”.

The Kami Project

Alderon is focused on developing its core asset, the Kami Property, which is located next to the mining towns of Wabush and Labrador City in western Labrador, Canada. The Kami Property is surrounded by four producing mines and is within close proximity to a common carrier railway that is connected to deep sea ports with year-round access to the global market. The Company’s goal is to develop the Kami Property into a profitable mining operation and to become a producer of low-cost iron concentrate by taking advantage of the Kami Property’s strategic location and of the readily available regional infrastructure.

The following represents a brief summary of key activities, milestones and deliverables associated with the ongoing advancement of the Kami Project during the year ended December 31, 2012. Information related to prior periods is included where contextualization for 2012 activities is deemed appropriate. In addition to the technical, geological and exploration-specific activities carried out on the Kami Property, the following summary presents information related to environmental, aboriginal, government and community-related efforts, as well as a brief discussion of infrastructure-related matters and initiatives.

Much of the information presented below is derived from the Company’s Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012 and filed on January 16, 2013 on SEDAR (accessible at www.sedar.com). Additional and more detailed information can be found in the Feasibility Study, as well as in the Company’s AIF for the year ended December 31, 2012.

Exploration initiatives

Alderon’s exploration activities from fiscal 2010 to fiscal 2012 were focused on the Rose Lake and Mills Lake areas. The principal basin, named the Wabush Basin, contains the majority of the known iron oxide deposits on the Kami Property. Its trend continues north, northeast from the Rose Lake area, nine kilometers to the nearby Wabush Mine and beyond the town of Wabush. The second basin, called the Mills Lake Basin, lies south of the Elfie Lake Thrust Fault and extends southward, parallel with the west shore of Mills Lake.

During 2011, Alderon completed mineral resource estimates on the Rose North, Rose Central and Mills Lake deposits of the Kami Property, and in September 2011, Alderon announced the results of a Preliminary Economic Assessment (“PEA”) on the Rose Central deposit of the Kami Property.

During 2012, the Company continued exploration activities on the Kami Property, with such activities most notably centering on the completion of Alderon’s drilling campaigns. Alderon’s 2011-2012 exploration program started in June 2011 and continued to April 30, 2012 with a break for freeze-up. Drilling comprised infill holes on both the Rose Lake and Mills Lake areas, plus geotechnical drillholes and holes for collection of sample for metallurgical testwork. Geological reconnaissance mapping was done in several areas south and east of the Rose deposit, principally for condemnation study around the areas proposed for the mine site civil works.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Alderon’s 2012 winter drilling program was a four-month program, which commenced on January 10, 2012 and concluded on April 30, 2012, and focused predominantly on Rose North deposit, with a total of 32 holes, totaling 12,300 metres. As with the earlier drill program, this program concentrated on infill drilling with the goal of upgrading the mineral resource into the Measured and Indicated categories in preparation for completion of the Feasibility Study, the results of which are discussed below. The Rose Central and Rose North deposits are collectively referred to as the “Rose Deposit”.

Through December 31, 2012, the Company has spent a cumulative total of approximately $65.0 million on exploration and evaluation expenditures related to the Kami Project. Those expenditures have been incurred since January 1, 2010.

Feasibility study initiatives

On January 9, 2013 Alderon announced that it had received the results of the Feasibility Study on the Rose Deposit. The Feasibility Study was completed by BBA Inc. (“BBA”), located in Montreal, Quebec, Stantec Consulting Ltd. (“Stantec”), located in St. John’s, Newfoundland & Labrador, and Watts, Griffis and McOuat Limited (“WGM”), located in Toronto, Ontario. The highlights of the Feasibility Study are presented below (dollar amounts are USD and are presented on a pre-tax basis, except where otherwise indicated):

NPV at 8% discount rate	$3,244 million
IRR	29.3%
Total estimated capital cost (excluding sustaining capital and closure costs)	$1,273 million
Average estimated operating costs (loaded in ship Port of Sept-Îles) per tonne	$42.17
Free on board (“FOB”) concentrate sales price forecast- based on long-term Cost and Freight (“CFR”) benchmark price of $110/t @ 62% iron adjusted for Kami Fe grade and Hebei (defined below) agreement terms
     Year 1-5 (2016-2020)
     Year 6 onward
$107 $102
Estimated mine life (the number of years that the Company is planning to mine and treat ore)	30 years
Final product grade (% iron content)	65.2%
Measured and Indicated Resource of the Rose Deposit (in tonnes)	1,093.2 million
Proven and Probable Reserves of the Rose Deposit (in tonnes)	668.5 million
Annual production (average life of mine, post ramp-up year) (in tonnes)	8.0 million
Projected plant start-up and commissioning	Q4, 2015
Projected commencement of revenue generation	Q1, 2016
Projected years to payback, at 8% discount rate	3.8

The level of accuracy of the Feasibility Study is considered to be +/-15% and a foreign exchange rate of US$1.00=$1.00 was used.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

The mineral resource estimate for the Kami Property is set out below. WGM was retained to audit an in-house estimate completed by Alderon. Mr. Michael Kociumbas, P.Geo. and Mr. Richard Risto, P.Geo., with independent firm, WGM, are Qualified Persons as defined by NI 43-101 and were responsible for reviewing and approving this mineral resource estimate. They have verified, reviewed and approved the technical data contained in the underlying sampling, analytical and test data. The mineral resource estimate has been prepared using a 15% Total Fe cut-off grade, and is inclusive of mineral reserves.

Zone	Category	Tonnes (millions)	TFe%	MagFe%	hmFe%
Rose Central	Measured	249.9	29.4	17.6	8.1
	Indicated	294.5	28.5	17.7	5.9
	Total	544.4	28.9	17.7	6.9

	Inferred	160.7	28.9	16.9	7.1

Rose North	Measured	236.3	30.3	13.0	14.7
	Indicated	312.5	30.5	11.8	17.1
	Total	548.8	30.4	12.3	16.1

	Inferred	287.1	29.8	12.5	15.5

Mills Lake	Measured	50.7	30.5	21.5	7.0
	Indicated	130.6	29.5	20.9	3.9
	Total	181.3	29.8	21.1	4.8

	Inferred	74.8	29.3	20.3	2.7

The mining engineering work performed for the Feasibility Study was based on the 3-D block model provided by Alderon and audited by WGM. Pit optimizations were performed on Measured and Indicated resources and the pit shell having the optimal discounted NPV and strip ratio at a cut-off grade of 15% Total Fe was selected for the mineral reserve estimate. The final mineral reserve was estimated after applying engineering and operational design parameters. BBA is of the opinion that the mineral reserve estimate derived in the Feasibility Study reasonably quantifies the economical ore mineralization of the Rose Deposit. The mineral reserves presented in the table below are included in the mineral resource estimate set out above.

Category	Mt	TFe%	WREC%	magFe%	MAG%
Proven	431.7	29.7	35.5	15.5	21.4
Probable	236.8	29.2	34.1	14.9	20.5
Total	668.5	29.5	35.0	15.3	21.1

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

The Kami Project, as stated in the Feasibility Study, includes the following components:

•	The Rose Deposit and waste rock disposal areas.
•	Processing infrastructure, including a crushing and grinding circuit, spiral plant, magnetite plant and fine tailings thickener.
•	Tailings management facility.
•
Ancillary infrastructure to support the mine and process plant (gate and guardhouse, reclaim water pumphouse, truck wash bay and repair shop, electrical substation, administration/office buildings, maintenance offices, warehouse area and employee facilities, conveyors, loadout silo, stockpiles, sewage and effluent water treatment systems, mobile equipment and transmission lines).

•	A temporary construction camp located off-site.
•
The rail infrastructure, including the rail line connecting to Quebec North Shore & Labrador (“QNS&L”) railway, the rail loop and the service tracks consist of a total of 25 km of new track passing to the south and east of the Town of Wabush.

•	Power provided by Nalcor Energy (“Nalcor”) directly to the Kami site main substation by means of a 315 kV transmission line.

Facilities at the Port of Sept-Îles will include:

•	A rail transportation component consisting of a Sept-Îles Junction interchange, railway line and staging tracks.
•	A car dumper.
•	A stacker/reclaimer system.
•	A concentrate storage area with a capacity of 550,000 tonnes.
•	A conveyor system feeding the future common deep water shiploading facility, capable of loading high capacity vessels destined for Asia, operated by the Sept-Îles Port Authority (the “Port”).

The proposed project will produce 8.0 million tonnes of iron ore concentrate per year and will ship concentrate to market via the Port of Sept-Îles facilities at Pointe Noire, Quebec. Ore processing will take place at the Kami Property and will involve the following steps:

•	Ore will be mined from the open pit mine using conventional drill and blast techniques and transported via haul trucks.
•	Ore will be hauled to the primary crusher in proximity of the pit and the crushed ore will be delivered to the stockpile and to the process plant via conveyor.
•	The process plant will include grinding, screening, and gravity and magnetic concentration.
•	Tailings (process waste) will be pumped to the tailings impoundment area south of the process plant.
•	Iron ore concentrate will be loaded onto gondola rail cars for transportation to the Port of Sept-Îles where it will be stockpiled and in turn transferred to ships for delivery to market.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Mr. Angelo Grandillo, P.Eng, of BBA, a Qualified Person as defined by NI 43-101 has reviewed and approved the technical information contained in this section, with the exception of the mineral resource estimate which was reviewed and approved by WGM as noted above. Mr. Grandillo has verified all the data underlying the technical information disclosed in this section.

On August 22, 2012, Alderon entered into an Interim Engineering and Planning (“EPCM”) Services Agreement (the “Interim EPCM Agreement”), as amended on November 23, 2012, with WorleyParsons Canada Services Ltd. (“WorleyParsons”). Under the Interim EPCM Agreement, WorleyParsons will perform engineering and planning services for the Kami Project during the negotiation of a formal, comprehensive EPCM agreement between Alderon and WorleyParsons. Once a formal, comprehensive EPCM agreement has been executed, such EPCM agreement will supersede and incorporate the services performed pursuant to the Interim EPCM Agreement.

Environmental, aboriginal, government and community initiatives

Environment

The Kami Project is subject to environmental assessment provisions of the Newfoundland and Labrador Environmental Protection Act and the Canadian Environmental Assessment Act (the “Acts”). A schedule for the environmental assessment of the Kami Project has been developed and put in place, while environmental studies have been conducted and reports have been or are being prepared. Permitting requirements are also well defined and have been considered in the overall Kami Project plan. An Environmental Impact Statement (“EIS”) is required pursuant to the Acts is a key step in the overall environmental and permitting process.

The Company continued the federal and provincial environmental assessment processes for the Kami Project. On October 14, 2011, Alderon submitted the required documentation (the “Registration Documents”) to the Canadian Environmental Assessment Agency and the Department of Environment and Conservation, the Government of Newfoundland and Labrador, and each of these agencies confirmed acceptance of the filing of the Registration Documents. A Project Notification also was provided to the Quebec provincial Ministère du Développement Durable, de l’Environnement de la Faune et des Parcs (“MDDEFP”). Subsequently, a determination was received from the MDDEFP that no environmental assessment of the Kami Project would be required under Quebec legislation.

The submission of the Registration Documents and the acceptance thereof by both levels of governments marked the initiation of the environmental assessment process, which is required prior to commencing construction of the Kami Project and is a significant milestone in the project schedule.  The Registration Documents are available for viewing on the Government of Newfoundland and Labrador Department of Environment and Conservation website.

In response to Alderon’s submission of the project Registration Documents, on June 26, 2012, the Government of Canada and the Provincial Government of Newfoundland and Labrador issued final EIS Guidelines (the “Guidelines”). The Guidelines provide specific direction on focus and level of assessment required to advance the Kami Project through the environmental assessment process.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

On September 25, 2012 the Company submitted its EIS for the Kami Project to the federal and provincial governments. The EIS document consists of more than 5,000 pages of technical analysis and provides a full and thorough assessment of the predicted project effects on the biophysical and human environments.

On October 1, 2012, the federal and provincial governments posted the complete EIS and provided notification of the commencement of the public review period. Governments, stakeholders, aboriginal groups and the general public reviewed the information contained in the EIS, and provided comments back to the government. In December 2012, the federal and provincial governments provided Alderon with a series of additional information requests (“IR”) resulting from the EIS review process. As part of this process, Alderon received 419 IRs from regulatory agencies, 62 IRs from aboriginal groups and 14 submissions from the public. On February 14, 2013, Alderon submitted its official response to the IRs to the federal and provincial governments.

The federal and provincial governments posted the complete EIS and provided notification of the commencement of the public review period. Governments, stakeholders, aboriginal groups and the general public have reviewed the information contained in the EIS and provided relevant comments back to the government. Alderon has provided responses to the comments received during the public review of the EIS and has now moved to the final stages of the Environmental Assessment Process. Alderon continues to actively engage all stakeholders, regulatory agencies and aboriginal groups to ensure an efficient and timely completion of the environmental assessment process.

Community relations

Alderon is committed to operating within a sustainable development framework. A key principle of sustainable development is to consult with stakeholders who may have an interest in or be affected by the Kami Project in order to build and maintain positive, long-term and mutually beneficial relationships. During 2012, Alderon has continued to conduct a wide range of public consultation initiatives to ensure that stakeholders are apprised of the progress of the Kami Project and are afforded an opportunity to express any concerns.

Aboriginal groups

Alderon continues to actively engage with aboriginal groups as part of its initiatives to identify, understand and address any potential effects of the Kami Project on aboriginal communities and groups and their current use of land and resources for traditional purposes, as well as to ensure an efficient and timely completion of the environmental assessment process.

There are no treaties or settled land claims which overlap the project area. No aboriginal communities exist in close proximity to the Kami Project. However, the Kami Property is located in an area which five aboriginal groups assert as their traditional territory.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

The Pointe-Noire Terminal, defined and discussed below, is located within the asserted traditional territory of two aboriginal groups:  the Innu of Uashat mak Mani-Utenam and the Innu of Matimekush-Lac John. Though located near Schefferville, approximately 500 km north of Sept-Îles, the Innu of Matimekush-Lac John share their ancestral territory with the Innu of Uashat mak Mani-Utenam.

In 2010, Alderon concluded a memorandum of understanding (“MOU”) with the Innu Nation of Labrador (the “Innu Nation”) whereby the parties agreed to an ongoing business relationship with respect to Alderon’s Newfoundland and Labrador exploration activities, mainly with respect to the Kami Property. The MOU provides that Alderon and the Innu Nation will work together to establish a long term, mutually beneficial, cooperative business relationship. In return for their ongoing consent and support of Alderon’s exploration activities in Labrador, the Innu Nation will benefit through economic opportunities for community members. These opportunities will include employment and training for individuals or contracts with local Innu Nation registered businesses. Management has continued its dialogue with the Innu Nation and with other aboriginal groups during 2012 and will continue such dialogue in future periods.

Infrastructure

Port infrastructure

As noted above, the Kami Property is in close proximity to a transportation network that will enable the Company to access a deep sea port, from which Alderon will dispatch iron ore concentrate to international customers. As part of the construction to support the Kami Project, Alderon will build a facility in Pointe-Noire, Quebec for receiving, unloading, stockpiling and reclaiming concentrate for ship loading (the “Pointe-Noire Terminal”).

On July 13, 2012, the Company entered into an agreement with the Port to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”). Pursuant to the Port Agreement, Alderon has reserved an annual capacity of 8.0 million  tonnes of iron ore that Alderon can ship through the Port.

Per the Port Agreement, the total initial commitment by the Company is $20.5 million (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment is payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which is due no later than July 1, 2013. As security for the second installment of the Buy-in Payment, Alderon issued a letter of credit for $10.2 million. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences. Equivalent funds have been placed in an interest-bearing, collateral guaranteed investment certificate account and are therefore restricted until the expiry date of the aforementioned letter of credit.

The Port Agreement includes a base fee schedule for wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is 20 years from the date of the agreement, with the option to renew for further five year terms, up to a maximum of four renewals.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Rail infrastructure

The Kami Project is in close proximity to an established rail network that currently services other operating mining operations in the region.

In April 2012, Alderon initiated preliminary tariff negotiations with QNS&L and Chemin de Fer Arnaud. Alderon’s base case for the Feasibility Study is to use these two rail operators to transport its iron ore concentrate from the Kami Project to the Port of Sept-Îles. Tariffs are expected to be within industry norms. No agreement has been concluded to date.

In August 2012, the Company committed to work with Canadian National Railway Company (“CN”) on a feasibility study (the “Rail Feasibility Study”) for a proposed rail line and terminal handling facility to connect the Labrador Trough to the Port of Sept-Îles, Quebec. This proposed multi-user rail line was expected to include a fully operational and continuous railroad network, as well as a multi-user material handling facility linking the railway and the shiploading operations with the Port of Sept-Îles. In connection with this agreement, in September 2012, Alderon contributed $1.5 million towards the completion of the Rail Feasibility Study and to secure capacity on the new rail line.

On February 18, 2013, the Company was advised by CN that they were terminating the Rail Feasibility Study. On March 4, 2013, the Company was refunded the $1.5 million Rail Feasibility Study contribution.

Power supply

Although low cost power from a major hydroelectric development at Churchill Falls to the east of the Kami Property is currently transmitted into the region for the existing mining operations, the current availability of additional electric power on the existing infrastructure in the region is limited. Alderon has made the required requests to Nalcor for the supply of power for the project, and Nalcor has already initiated the process by undertaking the required studies.

Nalcor has established a formal process in advance of Nalcor’s or Newfoundland and Labrador Hydro’s being able to supply power to an industrial customer in Labrador. The technical process involves three stages: Stage I – Pre-Project Phase; Stage II – Concept Selection; and Stage III – Front End Engineering Design. Alderon and Nalcor have completed Stages I and II of the process. Commercial discussions will commence during Stage III of the process, and once commercial terms are agreed upon, a formal power purchase agreement will be signed by Alderon and Nalcor, subject to environmental and regulatory approvals. The commercial terms and rates for power, transmission and other infrastructure costs will be governed by a Labrador Industrial Rates Policy Framework.

Alderon presented Nalcor with its anticipated annual requirements of between 60 megawatts (“MW”) and 70MW of power for its operations, assuming that the Kami Project reaches commercial production. Nalcor has confirmed that it will supply power to Alderon’s Kami Project, subject to certain conditions, which include the completion of necessary engineering and design work for power infrastructure, the conclusion of a comprehensive power purchase agreement and the receipt of any required environmental or other regulatory approvals for power infrastructure.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

On December 12, 2012 the Company entered into an agreement with Nalcor, whereby Nalcor will perform the aforementioned Stage III engineering and assessment related to providing transmission and electrical plant and services associated with supplying electrical power for the Kami Project. The Company has advanced Nalcor $0.4 million as of December 31, 2012 and will fund all the Stage III costs which are estimated to total $3.8 million and expected to take six to eight months to complete.

Corporate activities

Strategic investment from Liberty Metals & Mining Holdings, LLC (“Liberty”)

On January 13, 2012, the Company completed a private placement with Liberty, pursuant to a subscription agreement that resulted in the issuance of 14,981,273 of the Company’s common shares in exchange for aggregate gross proceeds of $40.0 million, less cash transaction costs of $2.7 million, which in turn were comprised primarily of the placement agent’s cash placement fee equal to 6% of the gross proceeds. Liberty also has a pre-emptive right to participate in any future equity financings of Alderon (see also below), and in the event that Liberty desires to sell any of the aforementioned purchased shares, Alderon will hold the right to identify a purchaser or purchasers to whom those shares shall be sold.

Bridge financing

On July 13, 2012, in connection with Alderon’s commitment to advance the Buy-in Payment, discussed above, Liberty provided a bridge loan (the “Note”) to Alderon in the amount of $10.5 million. Liberty also had agreed to provide a further $10.5 million (the “Additional Note”), if necessary. As per the terms of the Note, when the Company completed the subscription transaction with Hebei Iron & Steel Group Co., Ltd. (“Hebei”), as discussed below, Alderon was required to reimburse the entire principal amount of the Note then outstanding, together with all accrued and unpaid interest thereon. The Company paid this amount on September 4, 2012, along with an establishment fee, equivalent to 1.5% of the principal amount of the Note as well as a commitment fee, equivalent to 0.75% of the principal amount of the Additional Note.

Strategic investment from Hebei

On April 13, 2012, the Company signed a definitive subscription agreement with Hebei, pursuant to which Hebei agreed to purchase 25,828,305 of the Company’s common shares by way of a private placement for gross proceeds to the Company of $88.3 million, representing 19.9% of the issued and outstanding shares of Alderon, after giving effect to such issuance and to the exercise by Liberty of its pre-emptive right, discussed above. On the same date, Liberty agreed to acquire approximately 3,805,576 common shares at the same subscription price paid by Hebei, for additional gross proceeds to the Company of $13.0 million.

On closing of the aforementioned private placement, Hebei and Alderon also agreed to enter into an arrangement pursuant to which Hebei, subject to the satisfaction of certain conditions, agreed to invest an additional $105.7 million in exchange for a 25% interest in the Kami Project.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Also, Hebei agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project (the “Off-Take Agreement”). The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), including additional quoted premium for iron content greater than 62%, less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount.

On August 16, 2012, the Company announced that the definitive subscription agreement with, and the sale of 25% interest in the Kami Project to Hebei, described above had been amended. Per the amended arrangement, Hebei’s initial investment in Alderon and the Kami Project would represent an aggregate amount of $182.2 million (the “Initial Investment”) in exchange for 19.9% of the outstanding common shares of Alderon and a 25% interest in a newly formed limited partnership that will be established to own the Kami Project. While the investment proceeds for 19.9% of the outstanding common shares of Alderon were reduced from $88.3 million to $62.3 million, the investment proceeds for the 25% interest in the Kami Project were increased from $105.7 million to $119.9 million. No other amendments to the terms of the original April 13th transaction were made, and, on September 4, 2012, we completed the subscription transaction with Hebei, representing aggregate gross proceeds to the Company of $62.3 million, less cash transaction costs of $1.4 million that were directly attributable to the issuance of common shares to Hebei.

On closing, Alderon and Hebei also executed the remaining definitive agreements required for the transaction, including the Off-Take Agreement, an investor rights agreement and other agreements required to form and operate the limited partnership (the “Kami LP”) that will own the Kami Project. The Kami LP is the entity into which Alderon will transfer all assets associated with the Kami Project contemporaneously with Hebei’s 25% project interest contribution. Alderon and Hebei will be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to the Kami LP will depend upon the aggregate proceeds received as project debt financing and will not exceed $220 million. Concurrent with the establishment of The Kami LP, the Company also incorporated Kami GP, an entity that will act as the general partner of The Kami LP. The Kami LP and Kami GP are each owned, either directly or indirectly, 75% by Alderon and 25% by Hebei.

In addition to the capitalized incremental transaction costs noted above, in September 2012, the Company committed to pay up to $9.8 million in finder’s fees, financial advisory and other legal costs, $8.0 million of which were incurred during the year. These costs, while incurred in connection with the overall transaction with Hebei, were deemed not directly attributable to the issuance of common shares. Consequently, these costs were expensed as incurred and have been presented under general and administrative expenses. The remaining $1.8 million represents finder’s fees associated with the remaining $119.9 million of the Initial Investment.

Concurrent with the closing of the subscription transaction with Hebei, Liberty exercised its pre-emptive right to maintain its relative proportionate interest in the Company following this private placement. The subscription price for Liberty was amended to be consistent with the amended subscription price paid by Hebei. Consequently, Liberty acquired 3,816,181 common shares for additional gross proceeds to the Company of $9.2 million.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

On March 15, 2013, subsequent to Hebei’s review of Alderon’s Feasibility Study noted above, Hebei contributed the remaining $119.9 million of the Initial Investment and Alderon contributed the Kami Property and related assets to the Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the expenditure of the Initial Investment. Further, the Company has agreed that in the event that the environmental assessment and related approvals for the Kami Project are not obtained by March 31, 2014, Alderon will be required to pay to Hebei $3.0 million per month for each whole month until such approvals are obtained. As of March 21, 2013, it is not possible to determine whether this potential commitment will be payable.

Results of operations

Consolidated statements of comprehensive loss information

	Years ended December 31,
	2012		2011
	$		$

Operating expenses
Exploration and evaluation expenses		36,446,047		21,201,210
General and administrative expenses		27,884,718		15,182,005
Environmental, aboriginal, government and community expenses		7,448,157		1,356,780
		71,778,922		37,739,995

Loss from operations		(71,778,922)		(37,739,995)

Finance income		437,504		233,377
Finance costs		(356,157)		-
Net finance income		81,347		233,377

Loss before income taxes		(71,697,575)		(37,506,618)
Income tax recovery		216,460		1,063,540

Net loss and comprehensive loss		(71,481,115)		(36,443,078)

Net loss per share
Basic and diluted		(0.65)		(0.44)
Weighted average number of shares outstanding
Basic and diluted		109,493,640		82,615,947

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Exploration and evaluation expenses

Exploration and evaluation expenses include drilling, engineering, metallurgical and other studies and activities that are necessary in order to delineate an ore body. Specifically, exploration and evaluation expenditures are comprised of costs associated with the following activities: surveying; geological, geochemical and geophysical studies; exploratory drilling; land maintenance; sampling and analyses; and efforts associated with the assessment of technical feasibility and commercial viability.

During the year ended December 31, 2012, our exploration and evaluation activities increased by $15.2 million, as compared to the same period in 2011, as we continued our geological investigation of and pre-feasibility initiatives on the Kami Property.

Comparative annual exploration and evaluation expenses, by nature of expenditure, are summarized below:

	Years ended December 31,
	2012		2011
	$		$

Engineering study costs		21,504,998		3,498,323
Drilling costs		10,973,741		11,503,084
Metallurgy costs		1,037,450		384,136
Share-based compensation		934,570		1,256,888
Geological costs		838,983		2,809,238
Geophysical costs		778,352		1,290,725
Other costs		377,953		458,816
		36,446,047		21,201,210

Engineering study costs are comprised of expenses that are charged by third-party consultants related to efforts that resulted in the finalization of the Feasibility Study, as well as costs incurred in relation to the Company’s geo-technical drill program. The results of this drill program will be used in the detailed design of the project. Since August 23, 2012, engineering study costs also have included expenses that are charged by third-party consultants related to the Kami Project’s transition from feasibility to execution, which includes detailed EPCM services. Engineering study costs increased by approximately $18.0 million during the year ended December 31, 2012, as compared to the same period in 2011, due primarily to expenses charged by BBA, Stantec and WorleyParsons, as well as due to the $1.5 million contribution made to CN (refunded in March 2013, as discussed above) in connection with the Rail Feasibility Study, as discussed above.

Drilling costs are comprised primarily of expenses that are charged by a third-party drilling contractor, which provided the core drilling, including the mobilization and operation of various drill rigs, during our seasonal drilling programs. Additionally, drilling costs include wages and payroll costs related to temporary Alderon employees who performed general labour tasks in support of the drilling activities on the Kami Property and helicopter costs (necessary for moving and supporting certain drill rigs at difficult-to-access places), as well as field supplies and other equipment and ancillary costs directly attributable to our drilling initiatives.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Third-party core drilling services were billed based on the number of drill rigs in operation, the depth of each drilled hole, day work rates and the overall length of time that the contractor’s rigs were mobilized at the Kami Property site. During the year ended December 31, 2012, as compared to the same period in 2011, the total drilling costs were relatively similar due to the Company’s performing significant drilling programs in each period.

The geological and geophysical costs decreased by approximately $2.5 million during the year ended December 31, 2012, as compared to the same period in 2011. The decrease in these costs is explained by the dedicated additional resources and capital put forth in 2011 to the preparation of our PEA on the Rose Central deposit of the Kami Property.

Our current accounting policy on exploration and evaluation expenditures is to expense these costs as they are incurred, until such time as the technical feasibility and commercial viability of the extraction of the Kami Project’s mineral reserves are demonstrated, at which time any further directly attributable pre-production expenditures that give rise to future economic benefits are capitalized. Therefore, the Company has started to capitalize costs that are directly attributable to the Kami Project as of February 1, 2013, which broadly coincides with the release of the Feasibility Study.

General and administrative expenses

During the year ended December 31, 2012, our general and administrative expenses increased by approximately $12.7 million, as compared to the same period in 2011.

The most significant reason for this increase is due to transaction costs having been incurred in connection with the closing of the strategic investment with Hebei (the “Strategic Investment”) in September 2012, as discussed above. Specifically, we expensed $4.1 million in financial advisory costs, $3.1 million in finder’s fees and $0.8 million in other professional costs (such as legal and tax advisory fees) in relation to this transaction. As the Strategic Investment includes multiple components (a share subscription, a 25% investment interest in the Kami Project and the Off-Take Agreement), the vast majority of the transaction costs, while associated with the overall transaction with Hebei, were deemed not directly attributable to the issuance of common shares, and as such, most transaction costs were expensed as incurred. In addition, the Company awarded $2.3 million in transaction completion bonus compensation (including share-based compensation) to various individuals in connection with the Strategic Investment.

In addition to the transaction costs discussed above, our general and administrative costs increased for the year ended December 31, 2012, as compared to the same period in 2011, due to higher salaries, wages and consultancy expenses (due to higher headcount), along with higher comparative travel expenses, legal and professional, investor relations and regulatory costs, which were incurred in connection with initiatives ahead of and subsequent to our listing on the NYSE MKT and concurrent with the closing of the Strategic Investment.

It is our expectation that, excluding the transaction costs noted above, and excluding the impact of share-based compensation costs, which in turn depend on a number of unknown or currently inestimable factors, including the number of options that will be granted in future periods and any changes to parameters or judgments applied to the option pricing model used to calculate the underlying fair value of awards, total general and administrative expenses will remain at similar levels for the year ended December 31, 2013, as compared to the year ended December 31, 2012.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Environmental, aboriginal, government and community expenses

Environmental, aboriginal, government and community expenses represent any non-general or administrative (i.e. corporate and strategic) activities that have been deemed necessary by management in connection with engaging with relevant aboriginal, governmental and community groups as the Kami Project advances, as well as other costs related to planning and similar initiatives that are required in order to allow the Kami Project to proceed through the environmental assessment process. Typical expenditures reflected in this category include, but are not limited to, employee salaries and benefits (including share-based compensation) of the Company’s environmental and aboriginal affairs and government and community affairs staff, as well as consulting and professional service fees that are directly attributable to underlying functional areas.

Environmental, aboriginal, government and community-related initiatives increased by approximately $6.1 million during the year ended December 31, 2012, as compared to the same period in 2011, due to our key management team’s conducting: environmental baseline studies; environmental assessments based on the applicable provincial and federal guidelines; and analyses of the effect of the Kami Project’s design on the environment. Also, we incurred higher costs related to ongoing negotiations with local aboriginal groups on impact and benefit agreements. As these activities commenced in earnest during the second half of 2011, the comparative period had only little activity. The expenses incurred during the year ended December 31, 2012 are comprised primarily of costs for consultants and include share-based compensation associated with those members of our key management team who oversee our environmental, aboriginal, government and community initiatives.

We continue to expect that our overall environmental, aboriginal, government and community expenses will be at relatively similar levels for the year ending December 31, 2013, as compared to the year ended December 31, 2012, as we continue to engage with various stakeholders, as we consult with aboriginal groups and as we respond to any additional IRs from regulatory agencies, aboriginal groups and from the public related to the EIS.

Quarterly consolidated results of operations information

As shown below, our loss from operations for the three-month period ended December 31, 2012 amounted to approximately $13.8 million, as compared to approximately $15.6 million for the three-month period ended December 31, 2011. The quarter-over-quarter decrease is largely attributable to a significant decrease in exploration and evaluation amounting to $1.9 million and general and administrative expenditures amounting to $1.2 million, incurred during the fourth quarter of 2012, as compared to the fourth quarter of 2011. This decrease is offset by an increase in environmental, aboriginal, government and community expenses amounting to $0.7 million, incurred during the fourth quarter of 2012, as compared to the fourth quarter of 2011, as discussed above. In particular, the decrease in exploration and evaluation expenditures resulted in part from more extensive drilling and geological activities having been undertaken in the fourth quarter of 2011, in preparation for the finalization of our PEA, as compared to the fourth quarter of 2012.

Total expenses incurred during the fourth quarter of 2012, as compared to the fourth quarter of 2011, also were lower due to a significant decrease in share-based compensation amounting to $1.8 million, which, as noted above, resulted from the higher degree of vesting associated with stock options granted in 2011 to new and existing members of our corporate and environmental, aboriginal, government and community teams.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Net loss and comprehensive loss decreased to approximately $13.6 million for the three-month period ended December 31, 2012 from approximately $14.4 million for the three-month period ended December 31, 2011. The lower comprehensive loss resulted primarily from the lower loss from operations, as discussed above, partially offset on a year-to-date basis by the income tax recovery. The income tax recovery was recorded in connection with the renunciation of qualifying expenditures incurred pursuant to our entering into a non-brokered private placement on November 30, 2011, which resulted in the issuances of flow-through shares (the “November 2011 Issuance”). The Company recognized $1.1 million during the three-month period ended December 31, 2011, and the remainder was recognized in March 2012.

Selected quarterly consolidated results of operations information include the following:

	Quarters ended
	December 31, 2012		September 30, 2012		June 30, 2012		March 31, 2012
	$		$		$		$
Loss from operations		(13,759,453)		(25,707,262)		(16,218,281)		(16,093,926)
Net loss and comprehensive loss		(13,582,893)		(25,975,130)		(16,203,835)		(15,719,257)
Net loss per share
Basic and diluted		(0.10)		(0.24)		(0.16)		(0.16)

Quarters ended
	December 31, 2011		September 30, 2011		June 30, 2011		March 31, 2011
	$		$		$		$
Loss from operations		(15,628,202)		(11,061,155)		(5,390,746)		(5,659,892)
Net loss and comprehensive loss		(14,438,945)		(11,045,509)		(5,305,950)		(5,652,674)
Net loss per share
Basic and diluted		(0.17)		(0.13)		(0.06)		(0.07)

Net loss per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal year-to-date net loss per share.

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends. The variations in reported quarterly information, and particularly the progressive quarter-over-quarter increases (from April 1, 2011 to the quarter ended September 30, 2012) in both our loss from operations and net loss are explained predominantly by the overall and progressive ramping up of exploration and evaluation activities, and with the expectation that we will move the Kami Project into the development stage later in 2013. The quarterly increases in our operating loss and net loss also have been impacted by the progressive increase in general and administrative expenses that have been incurred as we continued to expand our corporate activities and personnel to support both our operations and our public company

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

obligations more generally. As such, quarterly results cannot be interpreted as being indicative of future expectations, results of operations or net loss per share.

Operating results for the year ended December 31, 2010

Loss from operations and net loss and comprehensive loss for the year ended December 31, 2010, as per our consolidated statement of comprehensive loss for that period, amounted to approximately $12.4 million and $11.7 million, respectively, while net loss per share (basic and diluted) for the same period was $0.32. This operating loss resulted predominantly from the expenditure of exploration and evaluation expenses of $7.4 million and general and administrative expenses of $4.9 million.

Liquidity and capital resources

Consolidated statements of cash flows information

As of December 31, 2012, the Company had cash and cash equivalents of approximately $34.3 million, as compared to approximately $7.8 million as of December 31, 2011, and a working capital surplus of approximately $41.4 million, as compared to approximately $4.8 million as of December 31, 2011.

Changes in cash and cash equivalents during each of the years ended December 31, 2012 and 2011 were most notably impacted by the operational expenditures incurred, the increase in restricted cash, as discussed above, and by net cash proceeds received in connection with financing activities, as summarized below.

	Years ended December 31,
	2012		2011
	$		$

Cash and cash equivalents – beginning of the year		7,759,933		24,376,060
Cash used in operating activities		(72,088,239)		(24,040,909)
		(64,328,306)		335,151
Cash flows from financing activities:
Net proceeds from private placement issuances of common shares		107,418,488		-
Net proceeds from the issuance of flow-through shares		-		5,624,910
Proceeds from the exercise of warrants and stock options		1,654,774		1,908,835
Net cash provided by financing activities		109,073,262		7,533,745
Net cash used in investing activities		(10,432,640)		(108,963)
Cash and cash equivalents – end of the year		34,312,316		7,759,933

Cash used in operating activities represents our comprehensive loss, excluding the impact of any non-cash transactions, such as the recording of share-based compensation costs (which amounted to approximately $9.0 million and approximately $10.6 million during the years ended December 31, 2012 and 2011, respectively) and the income tax recoveries related to our having incurred qualifying exploration and evaluation expenditures referred to above. As previously discussed, the significant increase in the net cash used in operating activities as compared with the year ended December 31, 2011 is related to the Company incurring engineering study costs

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

related to efforts that resulted in the finalization of the Feasibility Study and transaction costs incurred in connection with the Strategic Investment. Additionally, net cash used in operating activities reflects any changes in components of working capital, such as receivables and payables, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund both our exploration and evaluation initiatives and other expenses.

Cash used in investing activities relates primarily to restricted cash equivalents, which are held as collateral for the letter of credit issued in favour of the Port, as discussed above. Equivalent funds have been placed in an interest-bearing, guaranteed investment certificate account and are therefore restricted until the expiry date of the aforementioned letter of credit.

Cash provided by financing activities during the year ended December 31, 2012 increased significantly as compared to the year ended December 31, 2011 due to the completion, in 2012, of the private placements with Liberty and Hebei, as discussed above. This significant year-on-year increase was partially offset by the increase in net proceeds received in connection with the November 2011 Issuance.

Total assets reported in our consolidated statements of financial position as of December 31, 2012, December 31, 2011 and December 31, 2010 were $147.3 million, $101.6 million and $114.5 million, respectively, and, in addition to cash and cash equivalents, restricted cash equivalents and other components of working capital (year-over-year fluctuations of which are discussed above), were comprised, at each reporting date, of approximately $88.7 million of mineral properties, consisting of assets that are being explored and evaluated and representing titles associated with the Kami Property. The Company’s total assets as of December 31, 2012 also included the aforementioned $10.2 million long-term advance to the Port.

Outlook for 2013

We will continue, throughout 2013, the detailed engineering and design work in preparation for the construction of the Kami Project, which we anticipate will commence in the fourth quarter of 2013, following the release from the environmental assessment process. This process ultimately will result in the issuance of permits, which will allow for the formal commencement of site construction. No site work is anticipated prior to our release from the environmental assessment process, with the exception of additional geotechnical drilling in support of detailed engineering and design. We currently estimate an overall construction schedule for the Kami Project of 24 months, including pre-operational verifications and culminating in plant handover to a mine operations team.

We expect to negotiate and finalize a formal, comprehensive EPCM agreement with WorleyParsons, who will perform and provide engineering, procurement and construction management services over the development and construction phase of the Kami Project.

We will continue discussions with local municipalities and other stakeholders and start construction of a temporary camp that will house the personnel who will be dedicated to the construction of the Kami Project.

Also during 2013, we will continue to focus on advancing discussions around remaining key infrastructure requirements for the Kami Property, with the expectation to conclude railway transportation agreements and an arrangement to formalize the provision of power to the Kami Project before year-end. Additionally, we will continue

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

to pursue initiatives to secure a second off-take partner for the remaining annual iron ore concentrate not reserved by Hebei. We also expect to continue our discussions with various aboriginal groups and other stakeholders in the region.

In addition to the proceeds received from Hebei in connection with the latter’s recent purchase of a 25% project equity interest, the Company will rely upon existing cash and cash equivalents to cover general and project-specific operating costs through year-end. Further, we will continue efforts to finalize a project financing plan and to evaluate and pursue any financing initiatives that we deem appropriate in order to ensure longer-term funding of the Kami Project and of our operations more generally. Overall project funding likely will take the form of a combination of debt and equity instruments (including additional proceeds following the finalization of a second off-take arrangement), and management will continue its discussions with various providers of such financing and execute arrangements related thereto as market conditions, liquidity needs or other factors warrant.

As noted above, with the release of the Feasibility Study, Alderon will begin capitalizing costs that are directly attributable to the Kami Project. As such, our total operating expenses are expected to decrease significantly during the year ended December 31, 2013, as compared to the year ended December 31, 2012. However, overall project-specific disbursements will increase substantially as we continue to move the Kami Project and related exploration, evaluation, aboriginal, environmental, government and community activities towards the development phase and beyond.

Outstanding share data

As of March 21, 2013, there were 130,144,167 common shares issued and outstanding and 14,502,500 stock options outstanding.

Related party transactions

A related party is any person, including close members of that person’s family, or entity that has significant influence over the Company. Related parties also include members of our key management personnel—namely, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control over those policies. Significant influence may be gained by share ownership, statute or agreement.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Remuneration attributed to key management personnel can be summarized as follows:

	Years ended December 31,
	2012		2011
	$		$
Share-based compensation		6,411,959		8,232,689
Short-term benefits*		1,959,607		1,280,698
Incentive compensation other than share-based compensation		2,557,813		1,171,075
Termination benefits		-		200,000
Other		-		30,000
		10,929,379		10,914,462

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

Forbes West Management Corp. (“Forbes West”): Forbes West, formerly EGM Exploration Group Management Corp., is an entity that is owned by the Executive Chairman of the Company’s Board of Directors.  Forbes West provides certain administrative, management, geological, legal and regulatory, tax, corporate development, information technology support and investor relations services to the Company.

Forbes & Manhattan, Inc. (“F&M”): F&M is an entity that is wholly owned by the spouse of the former Vice Chairman of the Company’s Board of Directors. F&M provides certain financial management and business consulting services to the Company.

2227929 Ontario Inc. (“Ontario”): Ontario is an entity that shares office premises with F&M, which in turn acts from time to time as an agent for Ontario for various activities and services. On October 1, 2012, the Company entered into a shared costs service agreement (the “Service Agreement”) with Ontario for certain promotional, corporate development and general and administrative services. Per the Service Agreement, the minimum cost to the Company is $7,000 per month, with additional charges requiring the Company’s prior approval.

Image Air Charter Ltd. (“Image Air”): On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The former Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown.

Ottenheimer Baker Barristers & Solicitors (“Ottenheimer”): A Director of the Company is a partner at Ottenheimer, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A Director of the Company is the Deputy Managing Partner of Cassels, which acts as lead external counsel for the Company.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Liberty: Liberty is a significant shareholder of the Company and has a representative on Alderon’s Board of Directors. As noted above, Liberty provided the Company with bridge financing.

Transactions entered into with related parties other than key management personnel include the following:

	Years ended December 31,
	2012		2011
	$		$
Cassels		2,139,726		-
Forbes West		2,008,486		1,625,232
Image Air		606,262		-
F&M		480,000		236,750
Liberty		349,017		-
Ontario		79,736		-
Ottenheimer		18,717		-
		5,681,944		1,861,982

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Commitments and contingencies

			Payments due in:
	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	$		$		$		$		$
The Buy-in Payment		10,232,508		10,232,508		-		-		-
Operating lease obligations		1,268,300		831,400		354,600		82,300		-
		11,500,808		11,063,908		354,600		82,300		-

*	include the minimum committment to Image Air, discussed above.

In connection with the 2010 purchase from Altius Resources Inc. ("Altius") of the Kami Property, Alderon committed to paying Altius a 3% gross royalty on iron ore concentrate that is generated from the Kami Project.

In connection with the closing of the transaction with Hebei, the Company will be committed to pay an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei. This sales fee will be calculated as 0.5% of the proceeds received from material sold to Hebei for a period of ten years subsequent to the initial sale of material to Hebei.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

On March 15, 2013, the Company sent notice terminating the finder’s fee agreement, in accordance with its terms, with the finder engaged to identify Hebei to the Company. Despite this termination, the Company may still be liable for the payment of the $1.8 million finder’s fee and the off-take sales fee disclosed above. However, as of March 21, 2013, the outcome of this matter is not yet determinable, nor is it currently possible to estimate the future impact of any related potential liabilities.

On December 13, 2012 the Company entered into an agreement with Nalcor, whereby Nalcor will perform Stage III engineering and assessment related to providing transmission and electrical plant and services associated with supplying electrical power for the Kami Project. The Company has advanced Nalcor $0.4 million as of December 31, 2012 and will fund all the Stage III costs which are estimated to total $3.8 million.

As noted above, the Company has committed to pay the Port $10.2 million, representing the second installment of the Buy-in Payment. This payment is due on or before July 1, 2013.

In the normal course of operations, we may become involved in various claims and legal proceedings. No contingent liabilities have been accrued as of December 31, 2012, nor are there, in management's view, any known disputes pending against the Company that could significantly impact our consolidated financial position, results of operations or cash flows.

Off-balance sheet arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements.

Significant accounting policies and critical estimates

A complete summary of our significant accounting policies is provided in note 2 to our consolidated financial statements as of and for the years ended December 31, 2012 and 2011.

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions and estimates are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. We review, on a regular basis, our accounting policies, assumptions and estimates in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, we caution that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

We consider the following areas to be those where critical accounting policies affect the significant estimates used in the preparation of our consolidated financial statements.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Carrying value and recoverability of mineral properties

The carrying amount of Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Fair value of warrants and stock options

Determining the fair value of warrants and stock options requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results or on other components of equity.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of our ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. We assess whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that our assessment of the ability to utilize future tax deductions changes, we would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published and are mandatory for annual periods beginning on or after January 1, 2013. The Company has not early adopted these standards, and as such, there has been no impact on the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2011. New standards and amendments that are considered to be relevant to the Company’s operations and consolidated financial statements are summarized below.

a)
In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments.

b)
In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

c)
In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

d)
In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

e)
In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

f)
In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

The impact of the adoption of these standards is not expected to be significant.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Capital disclosures

Our objective in managing capital, consisting of equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund: exploration and evaluation activities; general and administrative expenses; environmental, aboriginal, government and community expenses; working capital; capital expenditures and deposits for port activities.

We regularly monitor our capital structure and make adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. Our Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which we currently have an interest are in the exploration stage, and we do not generate any revenue. Accordingly, we are dependent upon sources of external financing to fund both our exploration programs and our administrative costs. While we endeavour to minimize dilution to our shareholders, we have in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

Our policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Kami Project. We are not subject to any capital requirements imposed by any regulators or by any other external source.

Financial instruments and risk management

Our financial instruments are comprised of cash and cash equivalents, restricted cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties.

The carrying values of our cash and cash equivalents, restricted cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

We are exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed above, our capital management objectives include working to ensure that we have sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful or expected capital-raising activities prior to or after December 31, 2012.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Our receivables consist primarily of sales tax credits, which are due from Canadian federal and provincial tax agencies. Additionally, our cash and cash equivalents and restricted cash equivalents are held in deposit at high-credit quality Canadian financial institutions. As a result, we consider the risk of non-performance related to accounts receivable and cash and cash equivalents to be minimal.

Risk factors

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. A comprehensive list of risk factors relating to our business is provided under the heading, “Risk factors”, in the Company’s Annual Information Form for the year ended December 31, 2012, which is available on SEDAR, at www.sedar.com. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

Alderon depends on a single mineral project.

The Kami Property accounts for all of Alderon's mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines.  Any adverse development affecting the Kami Property will have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

The successful start of mining operations at, and the development of, the Kami Project into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production at the Kami Project, including, without limitation: optimizing the mine plan; recruiting and training personnel; have available funds to finance construction and development activities; avoid potential increases in costs; negotiating contracts for the supply of power, railway transportation, port loading and handling and for the sale of iron ore; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that we will be able to successfully complete these activities, since most of these activities require significant lead times, and we will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Project and would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that Alderon will be able to complete development of the Kami Project at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

There is no assurance that Alderon will ever achieve production or that the Company will ever be profitable if production is achieved.

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth.

We are dependent on the services of key executives, including our Executive Chairman, Chief Executive Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing Alderon's interests and the advancement of the Kami Property and on identifying new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of our activities may have a material adverse effect on our business or future operations.

We also anticipate that, as we bring the Kami Project into production and, where appropriate, acquire additional mineral rights, we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management and technical personnel and to increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on our business, financial position, results of operations and cash flows.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Alderon currently relies on a single customer for 60% of its expected iron ore concentrate production.

Alderon currently relies on one significant customer that represents 60% of the Alderon expected output of 8 Mt of iron ore concentrate annually once the commencement of commercial production occurs. Alderon has entered into the Off-Take Agreement with Hebei, a related party who owns 25% of the Kami LP and 19.9% of the Company’s common shares. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Kami Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Kami Property.

As a result of reliance on this single customer for the majority of Alderon’s iron ore production, Alderon could be subject to adverse consequences if this customer breaches its purchase commitments. In addition, there is no assurance that Alderon will secure a customer for the remaining 40% of its expected iron ore concentrate production.

Titles and other rights to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Alderon cannot guarantee that title to the Kami Property will not be challenged. Alderon may not have, or may not be able to obtain, all necessary surface rights to develop the Kami Property. Title insurance generally is not available for mineral properties, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful challenge to the precise area and location of these claims could result in our being unable to operate on all or part of the Kami Property as permitted or being unable to enforce our rights with respect to all or part of the Kami Property.

Alderon needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Project, we will need to negotiate and conclude various agreements with external service and utility providers for rail transportation, power and port loading and handling, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Project unviable.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Alderon's activities are subject to environmental laws and regulations that may increase Alderon's costs of doing business and restrict the Company’s operations.

All of our exploration, potential development and production activities in Canada are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect our business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Alderon will require additional capital in the future, and no assurance can be given that such capital will be available at all or available on terms acceptable to Alderon.

Alderon currently has limited financial resources and no cash flow from production. Further development of the Kami Project depends upon Alderon's ability to obtain financing through strategic partnerships, equity or debt financings, production-sharing arrangements or other dilutive or non-dilutive means. There is no assurance that Alderon will be successful in obtaining required financing on acceptable terms, or at all. If Alderon is unable to obtain additional financing it may consider other options, such as (i) selling assets, (ii) selling equity, or (iii) vending of interests in the Kami Project. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property.

Alderon has a history of losses and expects to incur losses for the foreseeable future.

Alderon has incurred losses since its inception and expects to incur losses for the foreseeable future. We expect to continue to incur losses unless and until such time as the Kami Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Kami Project will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond our control. There can be no assurance that Alderon will ever achieve profitability.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Our securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in our share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of our common shares will be affected by such volatility.

Disclosure controls and procedures

Disclosure controls and procedures are defined in the rules of the SEC and Canadian Securities Administrators. For the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of the Company’s CEO and CFO, with the participation of the Company’s management, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon that evaluation, as of the end of the period covered by this report, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the rules of the SEC or Canadian Securities Administrators is (i) recorded, processed, summarized and reported, within the appropriate time periods and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company to disclose material information otherwise required to be set forth in its periodic reports.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the rules of the SEC or Canadian Securities Administrators, is communicated to management to allow timely decisions regarding required disclosure.

(An Exploration Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended December 31, 2012

Internal control over financial reporting

Management of Alderon is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Alderon,
b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Alderon are being made only in accordance with authorizations of management and Alderon’s directors and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alderon’s assets that could have a material effect on the annual financial statements or interim financial reports.

Alderon’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alderon’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2012, Alderon’s internal control over financial reporting is effective.

During the fiscal year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information

Additional information relating to the Company, including the Company’s AIF for the year ended December 31, 2012 is available on SEDAR at www.sedar.com.

Approval

The Board of Directors of Alderon Iron Ore Corp. has approved the information and disclosures contained in this MD&A.